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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No:   000-29283

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio   45830

REQUIRED INFORMATION

(a)

United Bancshares, Inc. Restated Employee Stock Ownership Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the fiscal years ended December 31, 2012 and 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)

Exhibit
(23)  Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCSHARES, INC. RESTATED

EMPLOYEE STOCK OWNERSHIP PLAN

By:  Plan Administrative Committee

            /s/   Diana L. Engelhardt

      June 27, 2013

Name:

Diana L. Engelhardt

Date

(on behalf of the Plan Trustees)

United Bancshares, Inc.

Restated Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits

5

Statements of Changes in Net Assets Available for Benefits

6

Notes to Financial Statements

7

SUPPLEMENTAL SCHEDULE

16

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

17

CliftonLarsonAllen LLP

www.cliftonlarsonallen.com

CliftonLarsonAllen

Report of Independent Registered Public Accounting Firm

Trustees

United Bancshares, Inc. Restated Employee

Stock Ownership Plan

Columbus Grove, Ohio

We have audited the accompanying statements of net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/   CliftonLarsonAllen LLP

Toledo, Ohio

June 27, 2013

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Investments:
Participant-directed	$ 8,243,837	$ 6,556,224
Nonparticipant-directed	99,179	42,750

Total investments	8,343,016	6,598,974

Receivables:
Employer contributions	40,548	40,530
Notes receivable from participants	198,377	162,742

Total receivables	238,925	203,272

Total assets	8,581,941	6,802,246

LIABILITY – Accrued administrative expenses	34,449	18,343

NET ASSETS AVAILABLE FOR BENEFITS	$ 8,547,492	$ 6,783,903

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
Investment income:
Net appreciation (depreciation) in fair value
of investments	$ 1,479,560	$ (1,075,699)
Interest and dividends, including dividends
from United Bancshares, Inc. common
stock of $17,564 in 2012 (none in 2011)	129,219	64,172

Net investment income (loss)	1,608,779	(1,011,527)

Interest income from notes receivable
from participants	7,197	10,250

Contributions:
Employer	563,644	520,283
Participants, including rollover contributions
of $3,921 in 2011 (none in 2012)	449,710	417,931

Total contributions	1,013,354	938,214

Total additions (deductions)	2,629,330	(63,063)

DEDUCTIONS FROM NET ASSETS AVAILABLE
FOR BENEFITS
Benefits paid to participants or their beneficiaries	812,349	1,139,020
Administrative expenses	53,392	47,175

Total deductions	865,741	1,186,195

Net increase (decrease)	1,763,589	(1,249,258)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	6,783,903	8,033,161

End of year	$ 8,547,492	$ 6,783,903

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the financial statements of United Bancshares, Inc. Restated Employee Stock Ownership Plan (“the Plan”) are presented below.

Basis of Presentation

The accompanying financial statements of the Plan are prepared using the accrual method of accounting.  Such financial statements present the net assets available for benefits and changes in such net assets.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are uncollateralized obligations and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest.  Payments of notes receivable from participants are applied to the specific accounts comprising the balance.

Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan agreement.

Payment of Benefits

Benefit payments to participants or their beneficiaries are recorded upon payment.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Administrative Expenses

Administrative expenses primarily consist of loan processing, custodian, and third-party administrative fees.  Substantially all other costs, including internal costs, of administering the Plan are paid directly by the Plan’s sponsor, United Bancshares, Inc. (United) and its subsidiary, The Union Bank Company.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.  Events or transactions occurring after December 31, 2012, but prior to when the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2012, have been recognized in the financial statements for the year ended December 31, 2012.  Events or transactions that provided evidence about conditions that did not exist at December 31, 2012 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2012.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information.  Participants should refer to the Plan agreement and “Summary Plan Description” for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was established effective September 21, 2004 for the purpose of providing benefits to the employees of United and its subsidiaries.  The Plan has been established as an employee stock ownership plan, as defined in Section 4975(e)(7) of the Internal Revenue Code.

All non-collective bargaining unit employees of United and its subsidiaries that have attained age 18 and are expected to complete 1,000 hours of service during a 12-month period are eligible to participate in the Plan.  Participants may enter the Plan on the first day of each calendar quarter.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute not less than 1% nor more than 50% of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Funding Policy, Continued

United and its subsidiaries have agreed to make discretionary matching contributions to the Plan, based on participant deferral contributions, as well as discretionary profit sharing contributions based on annual compensation.  For the years ended December 31, 2012 and 2011, the matching contribution was 50% of each participant’s deferral contribution, limited to 3% of compensation, and amounted to $165,113 and $152,097, respectively.

The Plan has adopted safe harbor provisions with respect to profit sharing contributions.  Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation.  Participants are vested in profit sharing contributions made under the safe harbor provisions upon completion of two years of credited service.

The discretionary profit sharing contribution, as approved by the Boards of Directors of United and its subsidiaries, was 6% of annual compensation for the years ended December 31, 2012 and 2011, and amounted to $398,531 and $368,186, respectively.  To participate in the Plan’s discretionary profit sharing contribution, a participant must complete 500 hours of service, or have died, become disabled, or reached normal retirement age during the Plan year.

The Plan accepts rollover contributions from other qualified plans in the form of cash or United common stock.

Investment Options

Participants direct the investment of the deferred contributions in their individual account to various investment funds which have been approved by the plan administrator.  The Plan presently offers various mutual funds and United common stock as investment options for plan participants.

Through December 31, 2006, United and its subsidiaries elected that all matching and profit sharing contributions be invested in United common stock in lieu of cash or other investments. Effective January 1, 2007, participants of the Plan have certain securities diversification rights with respect to that portion of their individual accounts invested in United stock.  Participants who are fully-vested in the Plan may also direct the manner in which employer contributions, made subsequent to January 1, 2007, are invested.  Participants may divest, over the three-year plan period commencing January 1, 2007, the portion of their account balances invested in United stock that was purchased with employer contributions made prior to January 1, 2007. Participants may continue to divest their accounts of any United stock attributable to elective deferral and rollover contributions.

Participant Accounts

Separate individual accounts have been established for each participant.  The balance of the accounts consist of participant deferral contributions, as well as any rollover contributions, and matching and profit sharing contributions made by United and its subsidiaries, including investment earnings or losses thereon.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts, Continued

Shares of United common stock are allocated to participants based on employee deferral contributions as well as the respective matching and profit sharing contribution made on their behalf by United and its subsidiaries, taking into consideration the average purchase price of United’s common stock during the period.  Shares are generally acquired by the Plan with the proceeds from quarterly cash dividends, unless the participant elects to take the dividend in cash as a distribution.  Shares acquired with the proceeds of cash dividends are also allocated to participants (other than those electing to receive cash dividends) ratably based on shares owned at the record date of the dividend.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in any deferral or rollover contributions made to the Plan, including earnings or losses thereon.  Vesting in discretionary matching and profit sharing contributions made by United and its subsidiaries, plus earnings or losses thereon, is based on years of credited service.  Participants are fully vested upon completion of three years of credited service, except for profit sharing contributions made under the safe harbor provisions for which participants are fully vested upon completion of two years of credited service.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represents forfeitures upon distribution of the vested portion of the participant’s account or upon completion of five consecutive 1-year breaks in service.  Forfeitures are allocated to all active participants based on relative compensation in the year in which the forfeiture becomes available for distribution.

Forfeited nonvested accounts amounted to $8,224 in 2012 and $18,932 in 2011.  Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65.  When a participant reaches the normal retirement date, or reaches age 59-1/2, terminates employment with United or its subsidiaries, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual accounts.

If a participant dies before receiving all of the benefits in their accounts, the surviving spouse or designated beneficiary receives the remainder in the participant’s accounts either as an annuity, a lump sum, or in the form of partial withdrawals provided the minimum withdrawal is $1,000.

The Plan also provides for hardship withdrawals.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Voting Rights

The Trustees of the Plan are entitled to exercise voting rights attributable to United shares held by the Plan.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  Loan terms may not extend beyond five years or the retirement of the individual participant.  Loans are secured by the balance in the participant’s accounts and generally bear interest at prime rate plus 1%.  Principal and interest is paid ratably through payroll deductions.  Loans which are more than 30 days delinquent as to principal and interest are considered in default.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011
Mutual funds:
The Growth Fund of America	$ 604,253	$ 514,252
Dreyfus Balanced Opportunity Fund	834,636	737,917
PIMCO Low Duration Fund	*	368,450
PIMCO Total Return Fund	601,478	584,094

Common stock – United Bancshares, Inc.:
Participant-directed	3,405,644	2,247,681
Nonparticipant-directed	99,179	42,750

* Below 5% threshold

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the years ended December 31, 2012 and 2011, appreciated (depreciated) in fair value as follows:

	2012	2011

Mutual funds	$ 513,376	$ (188,510)
Common stock	964,184	(887,189)

Net appreciation (depreciation) in fair value of investments	$1,479,560	$(1,075,699)

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments at December 31, 2012 and 2011 consist of United Bancshares, Inc. common stock contributed by United Bancshares, Inc. and its subsidiaries, not subject to diversification rights as described below.

Effective January 1, 2007, the Plan implemented certain securities diversification rights, as more fully described in Note 2.  As a result, participants who are fully-vested in the Plan may direct the manner in which all contributions made to their account subsequent to December 31, 2006 are invested.  Such participants may also divest, over a three-year period, the portion of their December 31, 2006 account balances invested in United stock that was purchased with employer contributions.  Nonparticipant-directed investments, as reported in the accompanying statements of net assets available for benefits, reflects participants’ rights to direct the investment of employer contributions as a result of the securities diversification rights.

The changes in nonparticipant-directed investments for the years ended December 31, 2012 and 2011 are principally due to appreciation or depreciation in the fair value of United Bancshares, Inc. common stock, distributions to participants, and transfers to participant-directed investments as a result of the securities diversification rights.  Such amounts, including employer contributions for non-vested participants, are not readily determinable.

NOTE 5 - TERMINATION

Although it has not expressed any intention to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants become fully vested in their account balances.

NOTE 6 – TAX STATUS

The Internal Revenue Service has determined, in a letter dated June 8, 2012, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.  The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 7 - FAIR VALUE MEASUREMENTS

Fair Value Measurements, FASB ASC 820-10 (ASC 820-10), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820-10 requires the use of valuation techniques that should be consistently applied.  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable or unobservable.  Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources.  Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The fair value hierarchy is as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets;

•

Quoted prices for identical or similar assets or liabilities in inactive markets;

•

Inputs other than quoted prices that are observable for the asset or liability;

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 7 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2012 and 2011:

•

Money Market Account – Valued at cost, which approximates fair value.

•

Common Stock of United Bancshares, Inc. – Valued at the latest closing price quoted on the NASDAQ Global Markets.

•

Mutual Funds – Valued at the net asset value of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's financial assets (there were no liabilities) at fair value as of December 31, 2012 and 2011:

2012	Level 1	Level 2	Level 3	Total

Money market account	$ -	$ 14,268	$ -	$ 14,268
Common stock – United
Bancshares, Inc.	-	3,504,823	-	3,504,823
Mutual funds:
Balanced	834,636	-	-	834,636
Growth	1,388,966	-	-	1,388,966
Fixed income	1,435,675	-	-	1,435,675
International	517,911	-	-	517,911
Value	646,737	-	-	646,737

Total assets at fair value	$ 4,823,925	$ 3,519,091	$ -	$ 8,343,016

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 7 - FAIR VALUE MEASUREMENTS (CONTINUED)

2011	Level 1	Level 2	Level 3	Total

Money market account	$ -	$ 3,194	$ -	$ 3,194
Common stock – United
Bancshares, Inc.	-	2,290,431	-	2,290,431
Mutual funds:
Balanced	737,917	-	-	737,917
Growth	1,160,157	-	-	1,160,157
Fixed income	1,419,335	-	-	1,419,335
International	432,828	-	-	432,828
Value	555,112	-	-	555,112

Total assets at fair value	$ 4,305,349	$ 2,293,625	$ -	$ 6,598,974

NOTE 8 - ASSETS ALLOCATED TO WITHDRAWN PARTICIPANTS

At December 31, 2011, the Plan had $1,510 (none at December 31, 2012) of assets allocated to a withdrawn participant and such assets were distributed in the subsequent Plan year.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE 10 – NEW ACCOUNTING PRONOUNCEMENT

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement; amending ASC Topic 820 which eliminates terminology differences between U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS) on the measurement of fair value and the related fair value disclosures.  While largely consistent with existing fair value measurement principles and disclosures, the changes were made as part of the continuing efforts to converge GAAP and IFRS.  The adoption of this guidance was effective for interim and annual periods beginning after December 15, 2011, and its adoption provides additional quantitative and qualitative disclosures for assets and liabilities valued using Level 3 inputs, but did not have an impact on the Plan’s financial statements.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

FEIN:  34-1516518 – PLAN 004

SCHEDULE H, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Shares/

Fair

units

Description

value

359,469

*

Common stock - United Bancshares, Inc.

$  3,504,823

Mutual funds:

14,830

American Beacon Small Cap Value Fund

315,879

21,232

American Century International Growth Fund

243,743

17,617

The Growth Fund of America

604,253

7,567

Artisan Small Cap Fund

156,947

3,208

Columbia Real Estate Equity Fund

46,101

11,040

Dodge and Cox Income Fund

153,015

46,317

Dreyfus Balanced Opportunity Fund

834,636

9,202

DWS Short Duration Plus Fund

85,668

18,756

Hotchkis & Wiley Large Cap Value Fund

330,858

6,588

Managers Cadence Mid-Cap Fund

177,284

1,596

Oakmark Fund

77,452

4,769

Oppenheimer Developing Markets Fund

274,168

34,610

PIMCO Low Duration Fund

363,748

53,512

PIMCO Total Return Fund

601,478

5,814

Pioneer High Yield Fund

60,056

8,653

T. Rowe Price Growth Stock Fund

326,929

Vanguard Intermediate Term U.S.

14,676

   Treasury Portfolio

171,710

Total mutual funds

4,823,925

Money market account:

*

TD Bank USA, N.A. Money Market

Deposit Account

14,268

Participant loans, with interest ranging from

4.25% to 6.00%, payable bi-weekly

through June 2018

198,377

TOTAL ASSETS (HELD AT END OF YEAR)

$ 8,541,393

*  Party-in-interest

NOTES:

(1)

The number of shares/units for each mutual fund is rounded to the nearest whole unit.

(2)

All mutual funds, participant loans, and a portion of common stock are participant-directed.  The cost for participant-directed investments is not required to be reported.  The total cost basis for United Bancshares, Inc. common stock is $2,583,122. The cost basis for that portion of United Bancshares, Inc. common stock that is nonparticipant-directed is not determinable.

EXHIBIT INDEX

Exhibit No.	Description	Page No.

23	Consent of Independent Registered
	Public Accounting Firm	19

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-106929 on Form S-8 of our report dated June 27, 2013 appearing in this Annual Report on Form 11-K of United Bancshares, Inc. Restated Employee Stock Ownership Plan for the year ended December 31, 2012.

/s/   CliftonLarsonAllen LLP

Toledo, Ohio

June 27, 2013